Exhibit 99.1

ACREAGE HOLDINGS, INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Subordinate Shareholders”) of subordinate voting shares (the “Subordinate Voting Shares”), the holders (the “Proportionate Shareholders”) of proportionate voting shares (the “Proportionate Voting Shares”) and the holders (the “Multiple Shareholders” and together with the Subordinate Shareholders and the Proportionate Shareholders, the “Shareholders”) of multiple voting shares (the “Multiple Voting Shares”, and together with the Subordinate Voting Shares and the Proportionate Voting Shares, the “Shares”) of Acreage Holdings, Inc. (formerly, Applied Inventions Management Corp.) (the “Corporation”) will be held at the New York Athletic Club, 180 Central Park S, New York, NY 10019, on Tuesday, May 7, 2019 at 10:00 a.m. (EST) for the following purposes:

1.	to receive the audited financial statements of the Corporation for the year ended December 31, 2018, together with the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint MNP LLP as the auditors of the Corporation for the ensuing year and authorize the directors to fix the remuneration of the auditors;

4.	to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution (the text of which is disclosed in the Circular (as defined below)) approving an amended and restated omnibus equity incentive plan for the Corporation, as more particularly described in the Circular; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Information relating to the matters to be brought before the Meeting is set forth in the management information circular (the “Circular”) which accompanies this Notice.

The Board of Directors of the Corporation has fixed Friday, March 22, 2019 as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment or postponement thereof on the basis of: (i) one (1) vote for each Subordinate Voting Share held; (ii) forty (40) votes for each Proportionate Voting Share held; and (iii) three thousand (3,000) votes for each Multiple Voting Share held.

Registered Shareholders may attend the Meeting in person or may be represented by proxy. If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by completing, signing, dating and returning the applicable accompanying form of proxy to Odyssey Trust Company, the transfer agent of the Corporation. To be valid, completed proxy forms must be signed, dated and deposited with Odyssey Trust Company using one of the following methods:

By Mail or Hand Delivery:	Odyssey Trust Company 323 – 409 Granville Street, Vancouver BC V6C 1T2
Facsimile:	1.800.517.4553
By Internet:	https://www.shareholderaccountingsoftware.com/odyssey/pxlogin

Proxies must be deposited with Odyssey Trust Company not later than 10:00 a.m. (EST) on Friday, May 3, 2019, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting. The Chairman of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. All Registered Shareholders or the persons they appoint as their proxies will need to provide valid government-issued photo identification, such as a driver’s license or passport, and, if applicable, a property completed form of proxy in order to gain admission to the Meeting. Alternatively, you can contact the office of the Corporate Secretary at corporatesecretary@acreageholdings.com to request an admission ticket in advance of the Meeting, which will be sent to you upon our confirmation that you meet the above noted criteria.

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If you are unable to attend the Meeting, we encourage you to complete and return the enclosed form of proxy as soon as possible so that as large a representation as possible may be had at the Meeting.

If a Shareholder receives more than one form of proxy because such holder owns Shares of different classes and/or registered in different names or addresses, each form of proxy should be completed and returned.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

NOTICE-AND-ACCESS

Notice is also hereby given that the Corporation has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of Shares (the “Non-Registered Holders”) and for registered Shareholders.  The notice-and-access method of delivery of meeting materials allows the Corporation to deliver the meeting materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.  Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting.  However, instead of a paper copy of this Notice, the Circular, the form of proxy, the annual financial statements and related management's discussion and analysis, where applicable, and other meeting materials (collectively the “Meeting Materials”), Shareholders will receive a notification with information on how they may access such materials electronically.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to Shareholders.  Shareholders are reminded to view the Meeting Materials prior to voting.  The Corporation will not be adopting stratification procedures in relation to the use of notice-and-access provisions.

Websites Where Meeting Materials Are Posted:

Meeting Materials can be viewed online under the Corporation’s profile on SEDAR at www.sedar.com or at https://odysseytrust.com/Transfer-Agent/Meeting-Documents-AcreageHoldingsInc, the website for the Meeting Materials maintained by the Corporation’s transfer agent and registrar. The Meeting Materials will remain posted on Odyssey Trust Company’s website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them.  Requests may be made up to one year from the date the Meeting Materials are posted on Odyssey Trust Company’s website.  In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call the Corporation’s transfer agent and registrar, Odyssey Trust Company, toll free at 1-888-290-1175. Any requests for material received before the meeting date should be fulfilled within 3 business days.

The Circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice.  Additional information about the Corporation and its consolidated financial statements are also available under the Corporation’s profile on SEDAR at www.sedar.com.

DATED at New York, New York this 25th day of March, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)
Kevin P. Murphy
Chairman and Chief Executive Officer

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